EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-163677 on Form S-3 of our reports dated June 9, 2010, relating to the consolidated financial statements and financial statement schedules of Synutra International, Inc. and subsidiaries (the "Company")  (which report expressed an unqualified opinion on the financial statement and financial statement schedules and included an explanatory paragraph relating to the adoption of new accounting standard related to presentation and disclosure requirements for noncontrolling interests) and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K of the Company for the year ended March 31, 2010.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 9, 2010